Exhibit 12.1
Exhibit 12.1 Computation of Ratio of Earnings to Fixed Charges and Ratio of Fixed Charges and Preferred Stock Dividends to Earnings
Amounts in thousands

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	12/31/2010	12/31/2009	12/31/2008	12/31/2007	12/31/2006
Computation of Ratio of Earnings to Fixed Charges and Ratio of Fixed Charges and Preferred Stock Dividends to Earnings
Earnings:
Add:
Pre-tax income/loss from continuing operations before adjustment for noncontrolling interest or income/loss from equity investees	$(55,894)	$(55,601)	$(49,332)	$(14,345)	$(57,755)
Fixed charges	54,713	42,517	34,493	25,036	15,312
Amortization of capitalized interest	4,095	4,355	3,336	1,882	916
distributed income of equity investees	—	—	—	—	—
your share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—

	2,914	(8,729)	(11,503)	12,573	(41,527)

Less:
Interest capitalized	—	1,761	4,714	9,277	7,628
preference security dividend requirements of consolidated subs	—	—	—	—	—
Noncontrolling interest in pre-tax loss of subidiaries that have not incurred fixed charges	(9)	—	—	(763)	(836)

	(9)	1,761	4,714	8,514	6,792

Total Earnings	$2,923	$(10,490)	$(16,217)	$4,059	$(48,319)

Fixed Charges:
Interest expensed	$46,270	$34,072	$27,277	$14,887	$7,169
Interest capitalized	—	1,761	4,714	9,277	7,628
amortized premiums/discounts	—	—	—	—	—
Amortized capitalized expense related to indebtedness	8,443	6,684	2,502	872	515
estimate of the interest within rental expense	—	—	—	—	—
preference security dividend requirements of consolidated subs	—	—	—	—	—

Total Fixed Charges	$54,713	$42,517	$34,493	$25,036	$15,312

Preferred Stock Dividends	—	—	—	—	—

Ratio of earnings to fixed charges (1)	0.05	(0.25)	(0.47)	0.16	(3.16)

Ratio of fixed charges and preferred stock dividends to earnings (1)	18.72	(4.05)	(2.13)	6.17	(0.32)

(1) Fixed charges in excess of earnings	$51,790	$53,007	$50,710	$20,977	$63,631